January 14, 2008

Mr. Michael McTiernan
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: GHL Acquisition Corp.
Registration Statement on Form S-1
File No. 333-147722
Filed November 30, 2007

Dear Mr. McTiernan:

On behalf of GHL Acquisition Corp. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated December 28, 2007, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 1.

General

1.	You appear to be registering the shares underlying the warrants pursuant to Rule 415. Please revise the registration statement cover page and the undertakings accordingly.

Response: We respectfully submit that we have not checked the Rule 415 box on the Registration Statement cover page or provided Rule 512(a) undertakings because none of the securities being registered under the Registration Statement are being offered on a continuous or delayed basis. Please note that in the “Calculation of the Registration Fee” table on the face page of the Registration Statement, only the securities being issued and sold currently in the underwritten offering (i.e., the units and the warrants and shares of common stock included in those units at issuance) are being registered under this Registration Statement. The sale of common stock in the future upon exercise of the warrants is not being registered under this Registration Statement and is not required to be registered at this time under longstanding Commission practice applicable to warrants that, like these, are not exercisable for at least one year.  The shares of common stock to be issued and sold upon the exercise of the warrants will be registered under a separate registration statement to be filed in the future by us as described in the Registration Statement. By their terms the warrants may not be exercised unless such a Registration Statement has been filed and is effective at that time.

2.	Please review and revise your prospectus to comply with the requirement that information be presented in “plain English.” Throughout your document, information is repeated verbatim in multiple places, including within the same section. Where possible, please eliminate duplicative disclosures.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see, for example, pages 3, 15 and 17.  In making our revisions, we considered registration statements for similar offerings and have sought to avoid repetition while providing adequate disclosure consistent with that of similar offerings.

3.	If you have a website, please disclose the website address in your registration statement.

Response: The Company does not currently have a website.

Summary, page 1

4.
In your discussion of the experience of your officers and the resources of Greenhill, please disclose that your officers will not be employees of the company and will not be obligated to dedicate any specific amount of time to the affairs of the company and that you do not intend to have any employees prior to consummation of a transaction. In addition, please disclose that you have no contractual arrangements with Greenhill with respect to advisory or other services.

Response: We have revised the Registration Statement in response to the Staff’s comment.  Please see page 2.

5.	On page 2, you refer to the collective experience of 190 years of the nine managing directors. Please provide information as to the experience of each director individually or remove this statement.

Response: We have revised the Registration Statement in response to the Staff’s comment.  Please see page 2.

Conflicts of interest, page 9

6.
Please specifically identify any Greenhill managed entities that will compete with you for acquisitions and briefly describe the amount each fund has available to invest and any time periods in which it must make an investment.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 66.

7.
In this section and in the risk factor on page 29, you indicate that there are many potential conflicts of interest and note that shareholders should assume that all conflicts will be resolved unfavorably for you. Please expand your discussion to explain why the fiduciary duties your officers owe to other entities will trump the duties they owe to you and your shareholders.

Response: Pursuant to the terms of the Company’s amended and restated certificate of incorporation to be adopted prior to the closing of the offering, the form of which is filed as an exhibit to Amendment No. 1, Greenhill and officers and directors of the Company who are affiliated with Greenhill do not have a fiduciary duty to present potential business combination targets to the Company.  As a result, to the extent they have fiduciary duties to present potential business combination targets to other entities, they will comply with those fiduciary duties and as a result the Company will only be presented such target to the extent it is rejected by such other entity. We have revised the Registration Statement to clarify this point.  Please see, for example, page 28.

Conversion rights for public stockholders voting to reject our initial business combination, page 15

8.
In this section, you note that if a public stockholder acts in concert with any person, including nonaffiliates, in voting against the combination, the group will be subject to restrictions on their conversion rights. Please explain how you will make this determination with respect to nonaffiliates.

Response: Determining whether stockholders are acting in concert is fact specific and in making any such determination, the Company will rely principally on Schedule 13D filings (which obligate stockholders who are acting in concert to file as a group) as well as on other information that may come to the attention of the Company such as letters or other communications from a group of stockholders.

Risks, page 20

9.	Please move the summary risk factor section so that it follows the description of Greenhill and the targeted investment. Please briefly describe each of the most significant risks of the offering.

Response: We have revised the Registration Statement in response to the Staff’s comment.  Please see page 4.

Risk Factors, page 23

10.
Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the risk factors on page 38 regarding the lack of a market for your securities and the possibility of you being deemed an investment company. Alternatively, please revise such risk factors to demonstrate risks specific to you.

Response: We have revised the Registration Statement in response to the Staff’s comment.  Please see page 38.

Under Delaware General Corporation Law, a court could..., pages 26

11.
Please revise the risk factor to more succinctly highlight the risk. For example, please substantially reduce the summary of the charter provisions that are detailed at length elsewhere in the prospectus.

Response: We have revised the Registration Statement in response to the Staff’s comment. Please see page 25.

Use of Proceeds, page 42

12.
On page 45, you note that you issued a promissory note to Greenhill for $250,000 received, that the note accrues interest at 8.5%, and that you are to repay it upon the consummation of the offering. Further, you note that this amount will be repaid out of the proceeds not being placed in the trust account. Please explain how the additional money owed will be paid, as you have only allocated $225,000 to stay outside of the trust account.

Response: Upon consummation of the offering, an estimated $850,000 of the gross offering proceeds will not be placed into the trust account and will instead be used to pay offering expenses.  In addition, $225,000 of the offering proceeds will be kept outside of the trust account for working capital.  The promissory note was issued to facilitate payment of a portion of the offering expenses and will be repaid (including accrued interest) out of the estimated $850,000 held outside the trust for offering expenses and the $225,000 held outside the trust for working capital.

Dilution, page 47

13.	We note you disclose the dilution to investors in this offering. It appears that the net tangible book value before this offering should be a negative number. Please revise.

Response: We have corrected the typographical error in the table on page 46 by adding parenthesis to indicate that the net tangible book value before this offering is a negative number.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 50

Liquidity and Capital Resources, page 50

14.	On page 51, you indicate that $4,995,000 will be used for working capital purposes. This amount differs from the amount allocated in the table on page 42. Please clarify.

Response: In response to the Staff’s comment we have revised the Registration Statement.

15.
In light of the ability of 30% of the shareholders to exercise conversion rights and the requirement that you enter into a business combination equal to 80% of the balance in the trust account at the time of the business combination, please discuss the likelihood of needing additional financing.

Response: The Registration Statement has been revised in response to the Staff’s comment. Please see page 50.

Fair market value of target business or businesses and determination of offering amount, page 59

16.
In this section and throughout the registration statement you note that you may enter into an initial business combination with more than one business. Please disclose whether shareholders will have the opportunity to approve each separate transaction.

Response: We have revised the Registration Statement to clarify that if the proposed initial business combination includes more than one target, all of the acquisitions would be contingent on the closings of the other acquisitions and the shareholder vote would be with regard to the proposed initial business combination as a whole.

Employees, page 72

17.	In this section, you indicate you have five officers; however, only three officers are listed in the management section on page 74. Please revise or advise.

Response: Our five officers are Messrs. Bok, Niehaus and Liu (as indicated in the Registration Statement) and Harold J. Rodriguez, Jr., our Treasurer, and Ulrika Ekman, our Secretary.  We do not view Mr. Rodriguez and Ms. Ekman as “executive officers” under Item 401 of Regulation S-K and have accordingly not listed them in the Management section of the prospectus.

Conflict of Interest, page 77

18.	On page 78, following your reference to the lack of fiduciary obligations of Greenhill, please briefly describe the fiduciary obligations of your officers who are Greenhill employees.

Response: The Registration Statement has been revised in response to the Staff’s comment.

Exhibits

19.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

Response: Additional exhibits, including our legal opinion, have been filed with Amendment No. 1.

***************************

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 450-4135 or my colleague Jeff Ramsay at (212) 450-4243.

Sincerely,
/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick, Esq.

cc: Scott Bok, GHL Acquisition Corp.